[redacted]

SECU SSION

13011815

| OMB APPROVAL | |
|---|---|
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| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-26740 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Financial Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston (City) Massachusetts (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Castella (201) 915-7387
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
REGISTRATIONS BRANCH
16

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AFFIRMATION

We, Gerard McGraw and Harris Komishane, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of National Financial Services LLC as of December 31, 2012, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Gerard McGraw 2/15/13
Signature Date

Chief Executive Officer
Title

Harris Komishane 2/15/13
Signature Date

Chief Financial Officer
Title

MARY E TIELVE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES DECEMBER 10, 2014

Subscribed and Sworn to before me
on this 15th day of February 2013

Mary E Tielve #2391875
Notary Public

# NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2012
## AND
## INDEPENDENT AUDITOR'S REPORT

* * * * * * *



pwc

# NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2012
## AND
## INDEPENDENT AUDITOR'S REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

pwc

## Independent Auditor's Report

To the Member of National Financial Services LLC

We have audited the accompanying statement of financial condition of National Financial Services LLC as of December 31, 2012.

### *Management's Responsibility for the Statement of Financial Condition*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of National Financial Services LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 15, 2013

NATIONAL FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(Dollars in millions)

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 157 |
| Cash and securities segregated under federal regulations (includes securities owned with a fair value of $14,646) | | 44,445 |
| Securities borrowed | | 7,604 |
| Resale agreements | | 1,737 |
| Securities received as collateral from affiliate | | 465 |
| Receivables: | | |
| Brokers, dealers and other organizations | | 816 |
| Customers, net of reserve of $11 | | 11,091 |
| Total receivables | | 11,907 |
| Securities owned—at fair value ($160 pledged as collateral) | | 1,989 |
| Other assets | | 394 |
| Total assets | $ | 68,698 |
| **LIABILITIES** | | |
| Securities loaned | $ | 2,451 |
| Repurchase agreements | | 146 |
| Obligation to return securities received as collateral from affiliate | | 465 |
| Payables: | | |
| Brokers, dealers and other organizations | | 2,596 |
| Customers | | 59,532 |
| Drafts | | 401 |
| Affiliates | | 163 |
| Total payables | | 62,692 |
| Securities sold, but not yet purchased - at fair value | | 37 |
| Accrued expenses and other liabilities | | 138 |
| Total liabilities | | 65,929 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **MEMBER'S EQUITY** | | 2,769 |
| Total liabilities and member's equity | $ | 68,698 |

The accompanying notes are an integral part of the statement of financial condition.

## A. Organization:

National Financial Services LLC (the "Company"), is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), which is a wholly owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to transact on the NYSE Euronext and various national and regional stock exchanges. The Company provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's client base includes institutional and individual investors, introducing broker-dealers, investment advisors and corporations. The Company engages in brokerage, clearance, custody and financing activities for which it receives fees from customers. The Company also engages in securities transactions on a principal basis and facilitates securities transactions for its clients. The Company provides clearing and other services for an affiliated broker-dealer, Fidelity Brokerage Services LLC ("FBS") (see Note K). FBS provides securities brokerage services to a retail customer base that effect transactions across a wide array of financial instruments.

## B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the statement of financial condition.

Cash

The Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days.

Collateralized Securities Transactions

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. These agreements are generally collateralized by U.S. government, government agency securities, or corporate bonds. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and are included in cash and securities segregated under federal regulations in the statement of financial condition.

**B. Summary of Significant Accounting Policies, continued:**

Collateralized Securities Transactions

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions are primarily used to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, at fair value, recognizing the obligation to return the collateral to the borrower.

Receivable from and Payable to Customers, Brokers, Dealers and Other Organizations

Receivables from and payables to customers include amounts related to both cash and margin transactions. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date, while the related commission revenues, clearing fees and related expenses are recorded on a trade date basis. The Company's customer base is monitored through a review of account balance aging, collateral value in the account and an assessment of the customer's financial condition. An allowance against doubtful receivables is established through a combination of specific identification of doubtful accounts and an aging review of all unsecured accounts. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition.

Receivable from brokers, dealers and other organizations include amounts receivable for securities failed to deliver, clearing deposits, commissions receivables and margin loans made to the Company's introducing brokers. The Company also has receivables from mutual fund companies related to its customers' sale of mutual funds, of which $174 is from mutual fund companies managed by an affiliate. In addition, the Company's net receivable arising from unsettled trades is reflected in this caption. Receivables from brokers, dealers and other organizations consist of the following:

| | |
|---|---|
| Receivable from brokers, dealers and other organizations | |
| Mutual fund companies & other | $ 350 |
| Broker dealers | 290 |
| Clearing organizations | 176 |
| Total | $ 816 |

**B. Summary of Significant Accounting Policies, continued:**

Receivable from and Payable to Customers, Brokers, Dealers and Other Organizations, continued

Payable to brokers, dealers and other organizations include amounts payable for securities failed to receive and amounts payable to clearing organizations on open transactions. The Company also has payables to mutual fund companies related to its customers' purchases of mutual funds, of which $1,591 is to mutual fund companies managed by an affiliate. Payables to brokers, dealers and other organizations consist of the following:

| | |
|---|---|
| Payable to brokers, dealers and other organizations | |
| Mutual fund companies & other | $ 2,191 |
| Broker dealers | 317 |
| Clearing organizations | 88 |
| Total | $ 2,596 |

Furniture, Office Equipment and Leasehold Improvements

Furniture, office equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization, and is included in other assets in the statement of financial condition. Depreciation is computed using the straight-line method based on estimated useful lives as follows: furniture and office equipment, three to five years and leasehold improvements, the shorter of their useful lives or the remainder of the lease term.

Other long-lived assets subject to amortization, including capitalized software, which is also included in other assets in the statement of financial condition, are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For capitalized software, when the estimated future undiscounted cash flows are less than the carrying amount of the asset, or the asset is not expected to provide any service potential, the asset is reduced to its net realizable value.

Other Assets

Other assets includes furniture, office equipment and leasehold improvements. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. Included in other assets are fixed assets with a cost of $208, net of accumulated depreciation of $151.

Other assets also includes deferred implementation costs. The Company capitalizes implementation costs under the non-refundable fees and other costs model. Deferred implementation costs will be amortized using the straight-line method over the expected service periods.

Derivative Financial Instruments

The Company enters into forward foreign currency exchange and swaps contracts to facilitate certain customer segregation requirements. Derivative financial instruments are recorded at fair value in the Company's statement of financial condition as securities owned. The Company's determination of fair value includes an assessment of non-performance risk.

**B. Summary of Significant Accounting Policies, continued:**

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR. Therefore, the Company has not recorded any income tax expense/benefit or tax assets/liabilities.

Impairment of Other Assets

Management evaluates deferred implementation costs and capitalized correspondent concession payments for impairment when events or changes in circumstances indicate that the respective carrying value of these costs may not be recoverable. When the carrying value of deferred implementation costs and/or capitalized correspondent concession payments exceed the sum of the expected undiscounted cash flows from their use, the carrying value is reduced to fair value and an expense is recorded. The Company did not record an impairment in 2012.

Recent Accounting Pronouncements

*Fair Value Measurements*

On January 1, 2012, the Company adopted updated requirements for expanded fair-value disclosures as issued by the Financial Accounting Standards Board (FASB). The update amends certain fair value measurement guidance and expands disclosure requirements primarily for fair value measurements utilizing significant unobservable inputs (Level 3) and items not measured at fair value but for which fair value must be disclosed. Since these new requirements only impact disclosures, adoption did not affect the Company's statement of financial condition.

*Repurchase Agreements*

On January 1, 2012, the Company adopted FASB updates to the accounting standard on the criteria used to determine whether a repurchase agreement should be accounted for as a sale or a secured borrowing. The Company adopted this amended guidance prospectively for new or modified existing transactions and accounts for repurchase agreements as secured borrowings. The adoption of this standard did not have an impact on the Company's statement of financial condition.

*Disclosures about Offsetting Assets and Liabilities*

In December 2012, the FASB issued authoritative guidance related to balance sheet offsetting. The new guidance requires disclosures about assets and liabilities that are offset or have the potential to be offset. These disclosures are intended to address differences in the asset and liability offsetting requirements under U.S. GAAP and International Financial Reporting Standards ("IFRS"). This new guidance will be effective for reporting periods beginning January 1, 2013, with retrospective application required. Since these amended principles require only additional disclosures, adoption will not affect the Company's statement of financial condition.

(Dollars in millions)

**C. Cash and Securities Segregated Under Federal Regulations:**

Cash and securities segregated under federal regulations consist of the following:

| | |
|---|---|
| Securities obtained as collateral under resale agreements | $ 29,753 |
| Securities owned - at fair value | 14,646 |
| Interest bearing cash deposits | 46 |
| Total | $ 44,445 |

Substantially all of the securities obtained as collateral under resale agreements and securities owned are comprised of U.S. government securities.

**D. Securities Owned:**

Securities owned and securities sold, but not yet purchased consist of the following:

| | |
|---|---|
| Securities owned - at fair value: | |
| Money market funds | $ 1,703 |
| U.S. Government and agency | 96 |
| Municipals | 82 |
| Corporates | 67 |
| Equities | 33 |
| Other | 8 |
| Total | $ 1,989 |

| | |
|---|---|
| Securities sold, but not yet purchased - at fair value: | |
| U.S. Government and agency | $ 30 |
| Corporates | 6 |
| Other | 1 |
| Total | $ 37 |

Money market fund investments include $500 in funds managed by an affiliate.

**E. Other Assets and Accrued Expenses and Other Liabilities:**

Other assets primarily consists of interest and dividends receivable, federal funds sold and furniture, office equipment and leasehold improvements, net of accumulated depreciation and amortization. Other liabilities primarily consists of accrued compensation and interest payable.

(Dollars in millions)

## F. Credit Facilities:

The Company has entered into multiple overnight credit facilities with large financial institutions. These facilities are borrowed against periodically to satisfy the daily operating needs of the Company. There were no balances outstanding at December 31, 2012. The Company also has a liquidity line with FMR that was modified during the year to increase the uncommitted liquidity facility to $2,000 from $1,000. There were no borrowings under this line as of December 31, 2012.

Amounts available under these facilities at December 31, 2012 are as follows:

| | |
|---|---|
| Uncommitted, unsecured credit facilities | $ 2,820 |
| Uncommitted, secured credit facilities | 525 |
| Uncommitted liquidity facility with FMR | 2,000 |
| | $ 5,345 |

## G. Derivative Financial Instruments:

The Company enters into forward foreign exchange contracts to facilitate certain customer segregation requirements. These forward foreign exchange contracts are subject to volatility in the currency markets. The contracts are recorded at fair value. The Company's determination of fair value includes an assessment of non-performance risk. As of December 31, 2012, the Company recorded $1 of unrealized gains related to forward foreign exchange contracts which is included in securities owned – at fair value on the statement of financial condition. The notional value of the outstanding forward foreign exchange contracts purchased as of December 31, 2012, totaled $409.

## H. Commitments and Contingencies:

Leases

The Company leases certain office space and equipment under noncancelable operating leases that expire over various terms. Many lease agreements contain renewal options and operating expense escalation clauses. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments under these leases are as follows:

| | |
|---|---|
| 2013 | $ 8 |
| 2014 | 8 |
| 2015 | 8 |
| 2016 | 8 |
| 2017 | 5 |
| Thereafter | 25 |

## H. Commitments and Contingencies, continued:

Litigation

In the normal course of business as a clearing broker-dealer, the Company has been named as a defendant in several legal actions, lawsuits and has received regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, it is the opinion of management, after consultation with legal counsel, that the resolution of such actions will not have a material adverse effect on the Company's statement of financial condition.

Assets Pledged and Other Transactions

In the normal course of business, the Company executes, settles and finances customer, correspondent, and principal securities transactions. Customer and correspondent transactions include securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance sheet credit risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition.

The Company also borrows to facilitate the settlement process and lends securities to finance securities transactions. When the Company borrows securities, it usually provides the counterparty with collateral in the form of cash. In loaning securities, the Company sometimes utilizes securities owned by customers collateralizing margin debt and securities borrowed. In certain cases, the Company borrows and pledges collateral in the form of securities. When the Company initiates such transactions as lender they are recorded in the Company's statement of financial condition as both securities received as collateral and obligation to return securities received as collateral. When the Company initiates such transactions as borrower, they are not recorded on the statement of financial condition. At December 31, 2012, such off-balance sheet transactions totaled $60.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

## H. Commitments and Contingencies, continued:

Collateral

At December 31, 2012, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was $60,861. This collateral was generally obtained under resale agreements, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of $43,383 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales or satisfy margin requirements with the Options Clearing Corp.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from FBS and a related obligation to return this collateral. The collateral had a fair value of $465 at December 31, 2012.

Guarantees

Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Letters of Credit

At December 31, 2012, the Company had no unsecured letters of credit outstanding.

## I. Disclosure About Fair Value of Financial Assets and Liabilities:

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

(Dollars in millions)

## I. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Securities segregated under federal regulations | $ 14,646 | $ - | $ - | $ 14,646 |
| Securities received as collateral from affiliate | 465 | - | - | 465 |
| Securities owned: | | | | |
| Money market funds | 1,703 | - | - | 1,703 |
| U.S. Government, agency, and municipals | 96 | 82 | - | 178 |
| Corporates | - | 67 | - | 67 |
| Equities | 33 | - | - | 33 |
| Other securities | - | 8 | - | 8 |
| Total securities owned | 1,832 | 157 | - | 1,989 |
| Total | $ 16,943 | $ 157 | $ - | $ 17,100 |
| Liabilities: | | | | |
| Securities sold, but not yet purchased: | | | | |
| U.S. Government and agency | $ 30 | $ - | $ - | $ 30 |
| Corporates | - | 6 | - | 6 |
| Other | - | 1 | - | 1 |
| Total securities sold, but not yet purchased | 30 | 7 | - | 37 |
| Obligation to return securities received as collateral from affiliate | 465 | - | - | 465 |
| Total | $ 495 | $ 7 | $ - | $ 502 |

Securities segregated under federal regulations reported as Level 1 consist of U.S. Government securities.

(Dollars in millions)

## I. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Securities owned at fair value reported as Level 1 assets represent money market funds, U.S. Government and agency securities and equity securities. These assets are valued using net asset value for money markets, exchange closing price for U.S. equities and third party independent vendor quotes for fixed income securities.

Securities owned at fair value reported as Level 2 assets represent corporate and municipal bonds. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unobservable inputs. The Company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with the market approach which considers, among other things, use of vendor quotes.

During the year ended December 31, 2012, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These assets and liabilities include cash, securities borrowed, resale agreements, receivables, other assets, securities loaned, repurchase agreements, payables, accrued expenses and other liabilities.

## J. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges of which it is a member or licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1.5 or 2% of aggregate debit items arising from customer transactions. At December 31, 2012, the Company had net capital of $2,292, which was 12.81% of aggregate debit items and exceeded its minimum requirement by $1,934.

During 2012, the Company performed the computations for the assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation (Rule 15c3-3) set forth under the Securities and Exchange Act of 1934. As of December 31, 2012, the Company performed a PAIB reserve computation which indicated the Company's credits exceeded its debits. The amount held in the reserve bank account at December 31, 2012 was $71.

## K. Transactions with Affiliated Companies:

Pursuant to a clearing agreement, the Company earned revenue from FBS for providing execution and clearance services on a fully disclosed basis. The Company collects and distributes interest and other fees related to customers introduced by FBS and the Company's unaffiliated correspondents.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with FBS which are settled directly pursuant to the clearing agreement. Payable to affiliates represent the amounts due to FBS and FMR of $31 and $132, respectively, at December 31, 2012.

(Dollars in millions)

**K. Transactions with Affiliated Companies, continued:**

The Company enters into both cash and non-cash loan versus pledge securities transactions with FBS. At December 31, 2012, the Company had cash securities loaned to FBS of $415 which is included in securities loaned in the statement of financial condition. The Company also had a non-cash loan versus pledge with FBS at December 31, 2012. The fair value of this collateral was $465 and is presented as securities received as collateral from affiliate with a corresponding obligation to return securities received as collateral from affiliate in the statement of financial condition.

**L. Employee Benefit Plans:**

The Company participates in FMR's defined contribution profit-sharing plan covering substantially all employees. FMR contributes annually to the plan in amounts that are generally at the discretion of FMR and equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the plan based on amounts contributed by employees to the plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a health reimbursement arrangement covering eligible employees. FMR established the Fidelity Welfare Benefit Plans VEBA Trust (the "Trust") to provide a funding vehicle for certain benefits related to FMR's welfare benefit plans, including the RHRP. In 2012, FMR accrued a benefit under the RHRP plan based on an award of three thousand dollars for each eligible full-time employee and one thousand five hundred dollars for each eligible part-time employee, subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR.

The Company participates in various share-based compensatory plans sponsored by FMR and is allocated a compensation charge from FMR that is amortized over the period in which it is earned. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with participation in changes in FMR's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or promissory notes at the end of their defined term or when plan participants are no longer employees.

**M. Concentration of Credit Risk:**

The Company provides brokerage, clearance, financing and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers, including affiliates. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

**N. Subsequent Events:**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2012, and through February 15, 2013 (the date this report was available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2012.

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FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.™